U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549

                             Form 4

                     STATEMENT OF CHANGES IN
                       BENEFICIAL OWNERSHIP

        Filed pursuant to Section 16(a) of the Securities
    Exchange Act of 1934, Section 17(a) of the Public Utility
          Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person

          Julius W. Basham II
          6176 Laurelwood Drive
          Reno, NV  89509

2.   Issuer Name and Ticker or Trading Symbol

          UAX

3.   IRS or Social Security Number of Reporting Person
     (Voluntary)



4.   Statement for Month/Year

          March, 2000

5.   If Amendment, Date of Original (Month/Year)



6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

          [__]  Director
          [X_]  10% Owner
          [__]  Officer (give title below)
          [__]  Other (specify below)

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7.   Individual or Joint/Group Filing
          [X ]  Form filed by One Reporting Person
          [__]  Form filed by More than One Reporting Person



          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED,
               DISPOSED OF, OR BENEFICIALLY OWNED


1.   Title of Security (Instr. 3)

          Common Shares

2.   Transaction Dates (Month/Day/Year)

          3/03/00
          3/10/00
          3/13/00
          3/14/00
          3/20/00
          3/24/00
          3/28/00
          3/29/00
          3/30/00

3.   Transaction Code (Instr. 8)

          S

4.   Securities Acquired (A) or Disposed of (D)
     (Instr. 3, 4 and 5)


          Date      Amount         (A) or (D)     Price Per Share
                                                  (incl. commission
                                                  and costs)

          3/03/00    6,200         D              10.125
          3/10/00   10,000         D               9.0
          3/10/00      700         D               8.375
          3/10/00    9,500         D               8.25
          3/13/00    7,400         D               7.75
          3/13/00    7,300         D               7.875
          3/13/00    1,000         D               7.9375
          3/13/00    6,700         D               8.0

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          3/13/00      500         D               8.0625
          3/13/00    1,100         D               8.125
          3/13/00    7,500         D               7.5
          3/13/00    3,600         D               7.625
          3/13/00    1,000         D               7.6875
          3/14/00   24,400         D               7.75
          3/14/00    6,100         D               7.875
          3/14/00    1,000         D               7.625
          3/14/00    1,400         D               7.5625
          3/14/00    2,700         D               7.5
          3/14/00      800         D               7.4375
          3/14/00    2,500         D               7.25
          3/14/00      900         D               7.3125
          3/14/00    1,500         D               7.1875
          3/14/00    9,300         D               7.125
          3/20/00   54,900         D               8.125
          3/24/00   37,900         D               7.5
          3/24/00    8,500         D               7.625
          3/28/00      500         D               7.5
          3/28/00    3,100         D               7.375
          3/28/00    1,000         D               7.3125
          3/28/00    3,800         D               7.25
          3/28/00    1,200         D               7.1875
          3/28/00    4,700         D               7.125
          3/29/00    2,500         D               7.25
          3/29/00    4,400         D               7.125
          3/30/00    1,500         D               7.75
          3/30/00    2,100         D               7.6875
          3/30/00    3,600         D               7.625
          3/30/00    1,500         D               7.5625
          3/30/00    5,700         D               7.5


5.   Amount of Securities Beneficially Owned at End of Month
     (Instr. 3 and 4)

          1,325,000

6.   Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

          D

7.   Nature of Indirect Beneficial Ownership (Instr. 4)

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           TABLE II - DERIVATIVE SECURITIES ACQUIRED,
               DISPOSED OF, OR BENEFICIALLY OWNED
 (e.g., puts, calls, warrants, options, convertible securities)


1.   Title of Derivative Security (Instr. 3)



2.   Conversion or Exercise Price of Derivative Security



3.   Transaction Date (Month/Day/Year)



4.   Transaction Code (Instr. 8)

          Code

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

          (A)            (D)

6.   Date Exercisable and Expiration Date (Month/Day/Year)

          Date Exercisable         Expiration Date


7.   Title and Amount of Underlying Securities (Instr. 3 and 4)

          Title               Amount of Number of Shares

8.   Price of Derivative Security (Instr. 5)



9.   Number of Derivative Securities Beneficially Owned at
     End of Month (Instr. 4)

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10.  Ownership Form of Derivative Security: Direct (D) or
     Indirect (I) (Instr. 4)



11.  Nature of Indirect Beneficial Ownership (Instr. 4)



Explanation of Responses:



Date:  April 10, 2000

                              //s// Julius W. Basham II
                              ---------------------------------
                              Julius W. Basham II

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